Filed by Progress Energy, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: Progress Energy, Inc.

Commission File No.: 333-172899

Cautionary Statements Regarding Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “should,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Progress Energy and Duke Energy caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Duke Energy and Progress Energy, including future financial and operating results, Progress Energy’s or Duke Energy’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the risk that Progress Energy or Duke Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors discussed or referred to in the “Risk Factors” section of each of Progress Energy’s and Duke Energy’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (SEC). These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 that was filed by Duke Energy with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in Progress Energy’s and Duke Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and neither Progress Energy nor Duke Energy undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed merger between Duke Energy and Progress Energy, Duke Energy filed with the SEC a Registration Statement on Form S-4 that includes a joint proxy statement of Duke Energy and Progress Energy and that also constitutes a prospectus of Duke Energy. The Registration Statement was declared effective by the SEC on July 7, 2011. Duke Energy and Progress Energy mailed the definitive joint proxy statement/prospectus to their respective shareholders on or about July 11, 2011. Duke Energy and Progress Energy urge investors and shareholders to read the Registration Statement, including the joint proxy statement/prospectus that is a part of the Registration Statement, as well as other relevant documents filed with the SEC, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress Energy’s website (www.progress-energy.com) under the tab “Our Company” by clicking on “Investor Relations,” then by clicking on “Corporate Profile” and then by clicking on “SEC Filings.”

The following materials are excerpts from a transcript of the Q1 2012 Progress Energy, Inc. Earnings Conference Call, held on May 3, 2012 at 11:00 a.m.

William D. Johnson – Progress Energy, Inc. – Chairman, President and Chief Executive Officer

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Now, before updating you on where we stand on the merger approvals, I want to remind you of the benefits of the Duke Energy-Progress Energy merger for our customers and our investors. Despite short-term challenges in the business landscape, the case we first articulated early last year remains extremely compelling. Slide five summarizes the benefits of the merger: the financial strength that comes with greater scale and diversity; the best practices we can leverage; the fuel and joint dispatch savings and other efficiencies that will help us offset some of the rising costs for customers; and, finally, the stronger prospects for short- and long-term earnings and dividend growth.

The strategic rationale for this merger remains strong, and we continue working together with Duke to make it happen. As you know, two large utility mergers have closed so far this year, and the last one took 18 months, which will be about the same length of time as ours when we close in early July.

Turning to slide six, you’ll see the status of the various federal and state approvals for the merger. Last week, we cleared the 30-day review period for our updated Hart-Scott-Rodino filing with the Department of Justice. We’re working in parallel on the approvals from the three remaining agencies and expect to wrap those up within the next two months. And we’re making good progress to that end.

As described on slide seven, we filed a new mitigation plan in March with the FERC in response to their December order. The plan consists of new and upgraded transmission to increase the power import capability into the Duke and Progress control areas. We identified seven specific projects to address the FERC’s competitive market concerns, and we estimate it’ll take about $110 million and three years to complete these projects.

We proposed an interim mitigation plan to cover that three-year period. The interim proposal involves firm power sales to three firms in sufficient quantities to mitigate the market power concerns. Last week, the FERC’s public comment period on our plan ended. Several interveners filed responses to the plan, and this week our two companies filed our rebuttal to those intervener comments.

As you know, we earlier requested the FERC to rule on our plan by June 8 to allow sufficient time to gain merger approval in the Carolinas by early July. Meanwhile, we’ve been working with the North Carolina Public Staff and the Office of Regulatory Staff in South Carolina to resolve the retail rate making issues resulting from our revised mitigation plan filed with the FERC in March, as well as other merger-related matters that have arisen since the merger hearings last year.

You might have seen coverage of a recent interview with the Public Staff lawyer who’s engaged in the merger discussions. And we agree with the comments in that interview. A potential settlement agreement will likely hold Carolina retail customers harmless from the FERC mitigation plan costs, while clarifying accounting in rate making treatment. In addition, it will clarify a number of provisions in the original agreement filed with the North Carolina Commission in September.

And finally, it will affirm the $650 million in joint dispatch in fuel savings for Carolina retail customers. And we are confident that, in short order, we will finalize an agreement with the Public Staff and ORS regarding all the retail rate making issues related to the mitigation plan and the merger.

So, overall, we’re pleased with the progress on these settlement discussions and appreciate the pragmatic and constructive approach by the Public Staff in North Carolina and ORS in South Carolina. We believe this progress keeps us moving forward toward realizing the significant benefits of this merger for our customers and shareholders.

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As for the final item on slide nine, we have restarted our merger integration planning activity, and we’ll build momentum to be ready for our July 1 target merger close day. Given the strong rationale for this merger and our responsiveness to the regulators, we expect a positive outcome on the remaining approvals, and we look forward to a successful combination.

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Dan Eggers – Credit Suisse – Analyst

Can we talk a little bit about the merger, the joint dispatch savings at $650 million? With the drop in power prices and commodity prices, there had been some talk that this was going to be a little more harder to achieve. You feel pretty confident about that. Can you just kind of share a little more how you guys are seeing that kind of benefit in a lower price environment?

William D. Johnson – Progress Energy, Inc. – Chairman, President and Chief Executive Officer

I don’t think we want to talk too much about this until we have public the agreement we’ll reach with the two staffs in the Carolinas. I mean, obviously, some things have changed; coal burn is down, gas burn is up. But there are a lot of elements that go into fuel – transportation, all kinds of things, and we still think this is achievable. But I would wait until we have the settlement agreement public before we talk about that any more.

Dan Eggers – Credit Suisse – Analyst

As far as the settlement agreement goes, what is your level of confidence that you guys can have that done before there’s a final resolution out of FERC? Does one have to happen before the other? Are they going to be treated relatively independently?

William D. Johnson – Progress Energy, Inc. – Chairman, President and Chief Executive Officer

I think they’re treated relatively independently. The FERC, we would hope some time before June 8. The Carolinas, we would expect probably before then or at least to have the settlement agreement public. There’s still a process that follows that, where I think they would get comments, and the Commission would have to take some action. But I think the settlement itself will be pretty quick here.

Dan Eggers – Credit Suisse – Analyst

From a party perspective, in addition to the staffs, who else should we be looking for as far as ideal signatories to help with the process?

William D. Johnson – Progress Energy, Inc. – Chairman, President and Chief Executive Officer

The usual suspects, Dan.

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Jim von Riesemann – UBS Securities LLC – Analyst

Just a couple of questions on the merger process, if you don’t mind. The first one is regarding the FERC bench decision. Do you know if the FERC is required to notify the Stock Exchange prior to issuing its decision, especially the plans to issue that decision during market hours?

William D. Johnson – Progress Energy, Inc. – Chairman, President and Chief Executive Officer

I do not know the answer to that question. I have noticed in both of our decisions out of the FERC, they both came after hours and there’s been a little commentary around that they do that so that they don’t affect the market. But whether they have to tell the Exchange or not, I don’t know the answer to that.

Jim von Riesemann – UBS Securities LLC – Analyst

Second question is are there any final processes that the Progress Board needs to undertake regarding the merger, namely final thumbs-up, thumbs-down, financial reviews, et cetera? And do you know if those processes, if any, are the same for your merger partner?

William D. Johnson – Progress Energy, Inc. – Chairman, President and Chief Executive Officer

I think there are some processes that involve final Board approval. But I think the discretion there is pretty limited, right. It’s governed by the terms of the merger agreement. So if you have all the regulatory approvals and you meet all the standards of the merger agreement, I think that’s mostly a pro forma kind of approval. And then there’s some paperwork transactions you go through with the Secretary of State and you exchange and those things, but all this is driven by the merger agreement. And I think once we have the regulatory approvals, it’s pro forma.

Andrew Levi – Avon Capital – Analyst

I guess I’ll stick on the merger theme here, but one, I was happy to hear that things seem to be moving along in the Carolinas. And just secondly, Bill, maybe you can just talk about – because there’s kind of been all types of things bouncing around, do you have conversations with Jim Rogers? Have you guys been talking?

William D. Johnson – Progress Energy, Inc. – Chairman, President and Chief Executive Officer

We talk frequently. Several times every week.

Andrew Levi – Avon Capital – Analyst

Okay. That’s all I really need to know. Thank you very much.

Travis Miller – Morningstar Research – Analyst

Looking at the FERC plan and the mitigation plan and the other negotiations there, what customers would bear some of those costs for the transmission projects’ potentially higher purchase power costs? Where do those costs fall in the customer base?

William D. Johnson – Progress Energy, Inc. – Chairman, President and Chief Executive Officer

Again, I don’t want to be too specific on this until we actually have a signed agreement that can be made public. But you saw from the interview with the Public Staff attorney that the expectation is that retail customers will be held harmless from the impacts of the mitigation plan. So, again, I think you’ll get a lot more clarity on this when you get to see that agreement.

Travis Miller – Morningstar Research – Analyst

And would the state be able to have jurisdiction depending on what that agreement came to be? Could they accept or reject that based on rate impacts?

William D. Johnson – Progress Energy, Inc. – Chairman, President and Chief Executive Officer

I think at some point, the state Commission will have to rule on that agreement. So, eventually, when it gets to that part of the process, they will have to say yes or no to it.

Travis Miller – Morningstar Research – Analyst

So it doesn’t end at the FERC then. It has to go back to the state?

William D. Johnson – Progress Energy, Inc. – Chairman, President and Chief Executive Officer

No. But we expect these things are all going to come together in plenty of time to get this merger done.

Jay Dobson – Wunderlich Securities, Inc. – Analyst

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Bill, then I’ll try this one on you. We’re talking about the state settlement, and I know you don’t want to get too deep into this, but the $650 million of fuel savings currently contemplated over five years – is the settlement at all considering a sixth year in that or is probably five years sort of where we’re going to stick?

William D. Johnson – Progress Energy, Inc. – Chairman, President and Chief Executive Officer

So I want to evade that question by saying let’s wait a little while. We’ll get this thing done and out there publicly, and I’ll call you and answer the question then.

Sachin Shah – Tullett Prebon Financial Services LLC – Analyst

Thanks for taking my question. So just out of curiosity, I know FERC is really tight lipped on the review. But just wanted to get your kind of reading the tea leaves if you guys are in the settlement talks with both North Carolina and South Carolina, if that should bode well from FERC’s perspective, or, for that matter, your perspective, that FERC could rule positively as they would look at that settlement talks for them to make a positive decision ultimately and how you kind of see that kind of playing out.

William D. Johnson – Progress Energy, Inc. – Chairman, President and Chief Executive Officer

So we obviously feel good about the productive level of discussions we’ve had with the state folks. We don’t have any greater clarity than you about what happens at the FERC, especially once you make a filing there, the ex-parte rules are very strict. All I can say is that we have read the December order carefully. If you read our mitigation plan, I think we have touched on every issue in there and addressed it. I think our response to the intervener comments was all also very direct and sort of comprehensive. So I have confidence that we have answered the questions and put forth a plan, but we will wait and see what the result is at the FERC.

Sachin Shah – Tullett Prebon Financial Services LLC – Analyst

So I mean their decisions are not contingent on North Carolina and South Carolina, but I guess my question is would that make their decision a little bit easier knowing that that settlement was in place and, as you stated and as is already known, you tried to address most of their concerns that they filed back in December?

William D. Johnson – Progress Energy, Inc. – Chairman, President and Chief Executive Officer

All I can say is that we’re working hard in all three of those jurisdictions and addressing every issue that comes up. I feel good about where we are in all of this, at least given our ability to address what we know. But other than that, I don’t think I can speculate on how they interact with each other.

Greg Reiss – Catapult Capital Management – Analyst

I just have a quick technical question regarding the merger. If for some reason you’ve determined that Duke did not want to go through with the merger, could it simply opt to pay the break-up fee and walk away?

William D. Johnson – Progress Energy, Inc. – Chairman, President and Chief Executive Officer

The merger agreement is a publicly filed document and I would encourage you to read that provision and determine for yourself. I don’t think I want to get into a discussion about anything like that.

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